 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2023

RED OAK CAPITAL FUND V, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-0855800
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund V, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund V, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund V, LLC, a Delaware limited liability company, was formed on March 23, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 29, 2020, which offering statement was qualified by the SEC on August 13, 2020. We filed a post-qualification amendment on Form 1-A POS, or the revised Offering Statement, on September 14, 2021, which was qualified by the SEC on September 13, 2021. Pursuant to the revised Offering Statement, we are offering a maximum of $75,000,000 in the aggregate of the Company’s 7.5% A Bonds, 8.0% A R-Bonds, 7.5% B Bonds, and 8.0% B R-Bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. The Offering has issued $37,481,000 and $2,642,000 of the A Bonds and A R-Bonds, respectively. The last closing for the Class A Bonds occurred on August 12, 2021. The Company filed for requalification on September 13, 2021 to offer its 7.50% senior secured bonds due 2027, or the “B Bonds,” and its 8.00% senior secured bonds due 2027, or the “B R-Bonds, collectively the Class B Bonds. The Offering issued $32,255,000 of B Bonds and $2,595,000 of the B R-bonds and is now closed. Through June 30, 2023, there have been redemptions of $1,262,000. We have used and will use the proceeds from the sale of the Bonds to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

2

As of June 30, 2023, the Company held seven senior secured loans, providing $52,858,000 of senior secured loans to various borrowers, net of participation interests held with related party lenders. The portfolio of loans possessed a weighted average interest rate of 11.58% and maturities ranging from March 31, 2023 to November 8, 2024. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
11 Waterview Blvd. LLC	Troy Hills, NJ	3/31/2023	$13,500,000	14.50%
939 4th , LLC	San Diego, CA	1/1/2024	$13,750,000	10.50%
5320 8th Street NW, LLC	Washington, DC	8/31/2023	$8,550,000	10.75%
YP Trillium, LLC	Hoffman Estates, IL	11/8/2024	$1,433,000	7.75%
Princeton Development, LLC	Moorpark, CA	1/31/2024	$3,000,000	10.50%
Pro Hospitality NineA, LLC	Phoenix, AZ	10/12/2023	$8,125,000	10.00%
Chicago 3850, LLC	Chicago, IL	6/30/2024	$4,500,000	10.50%

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company held seven senior secured loans, pursuant to which the Company, as the lender, provided $ 52,858,000 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On January 31, 2023, the Company provided a $6,000,000 senior secured mortgage loan to Princeton Development, LLC, a California limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on January 31, 2024. The underlying properties are two parcels located in Moorpark, CA. On the same day of closing, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest equal to 50% of the loan principal to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $3,000,000.

On March 16, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in a senior secured loan to borrower YP Trillium, LLC equal to approximately 22% of a $8,300,000 loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,800,000.

3

On June 29, 2023, the Company provided a $4,500,000 senior secured mortgage loan to Chicago 3850 LLC, an Illinois limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on June 30, 2024. The underlying commercial property is an industrial building located in the state of Illinois.

On June 30, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in a senior secured loan to borrower YP Trillium, LLC equal to approximately 12% of a $8,300,000 loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,000,000.

On March 9, 2023, the Company issued a notice of default, acceleration, and a demand to pay to a mortgage note borrower, 11 Waterview Blvd. LLC, for failure to make interest payments. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The loan was placed on nonaccrual status as of March 9, 2023.

On June 23, 2023, the borrower 5320 8th Street NW, LLC was placed in default. The interest rate increased from 10.75% to the default rate 15.75%. The underlying commercial property is an apartment building located in the District of Columbia.

For the six-months ended June 30, 2023, our total revenues from operations amounted to $2,756,855. Operating costs for the same period, including provision for loan losses of $5,570,000 and bond interest expense of $3,354,103, amounted to $9,696,906. Net loss for the period amounted to $6,937,651.

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

As of June 30, 2022, the Company held three senior secured loans, pursuant to which the Company, as the lender, provided $36,250,000 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On February 16, 2022, mortgage note borrower 4303-4313 Wheeler RD SE LLC paid off its note with a principal balance of $9,628,000. The note originally matured on April 30, 2022 and had an interest rate of 10%. The Company received $9,679,465 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 2, 2022, the Company provided a $14,500,000 senior secured mortgage loan to 11 Waterview Blvd. LLC, a New Jersey limited liability company. The mortgage loan holds a total interest rate of 10.5% and matures on March 31, 2023. The underlying commercial property is a commercial office building located in the state of New Jersey.

On April 6, 2022, mortgage note borrower 4559 Benning RD SE LLC paid off its note with a principal balance of $6,775,000. The note originally matured on March 31, 2022 and had an interest rate of 10%. The Company received $6,458,104 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

4

On April 26, 2022, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest equal to approximately 8.95% of a $11,175,000 senior secured loan to Red Oak Capital Intermediate Income Fund LLC, a related party and Delaware limited liability company, for a purchase price of $1,000,000.

For the six-months ended June 30, 2022, our total revenues from operations amounted to $3,032,918. Operating costs for the same period, including organization fees of $350,860 and bond interest expense of $2,659,698 amounted to $3,751,754. Net loss for the period amounted to $718,836.

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand.

Liquidity and Capital Resources

As of June 30, 2023, we had issued $36,219,000 and $2,642,000 of A Bonds and A R-Bonds, respectively, as well as $32,255,000 and $2,595,000 of B Bonds and B R-Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $15,193,283 and bond service reserves of $0. The bond service reserves are no longer required under our indenture.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of June 23, 2022, we closed the Offering and, as such, will no longer issue any additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

5

In the first half of 2023, the Company closed two loans with $10,500,000 in total loan principal, of which, $3,000,000 was participated to a related party lender. Additionally, during the period ended June 30, 2023, the Company participated $2,800,000 of an existing loan with a related party lender. Subsequent to June 30, 2023, the mortgage note borrower 5320 8th Street NW, LLC paid off the note with a principal balance of $8,550,000. The Company received $8,252,866 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

We are currently experiencing a robust pipeline of loan origination opportunities and we expect capital deployment into senior secured mortgage notes to increase in the second half of 2023.

As a result of macro events including the conflict in the Ukraine, inflation and the lingering effects of the COVID-19 pandemic, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. We may experience adverse effects in the performance of our existing loans which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

6

RED OAK CAPITAL FUND V, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023 AND DECEMBER 31, 2022

7

8

Red Oak Capital Fund V, LLC
Balance Sheets
	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$15,193,283	$16,646,241
Mortgage loans receivable, held for investment, net	45,618,995	50,976,485
Accrued paid-in-kind interest	1,079,887	707,083
Loan interest receivable	905,976	377,506
Due from related parties	334,994	-
Due from other	33,500	45,000
Total current assets	63,166,635	68,752,315

Long-term assets:
Mortgage loans receivable, held for investment, net	1,404,785	4,194,509

Total assets	$64,571,420	$72,946,824

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$2,041,228	$1,975,447
Loan construction reserves	2,990,571	4,687,926
Bond interest payable	1,388,628	1,390,873
Due to managing member	-	102,288
Other current liabilities	230,936	388,644
Total current liabilities	6,651,363	8,545,178

Long-term liabilities:
Series A bonds payable, net	34,256,449	34,058,970
Series A R-bonds payable, net	2,600,169	2,594,254
Series B bonds payable, net	30,009,620	29,762,560
Series B R-bonds payable, net	2,544,029	2,538,421
Total long-term liabilities	69,410,267	68,954,205

Member's deficit	(11,490,210)	(4,552,559)

Total liabilities and member's deficit	$64,571,420	$72,946,824

9

Red Oak Capital Fund V, LLC
Statements of Operations
(Unaudited)	For the Six Months Ending June 30
	2023	2022

Revenue:
Mortgage interest income	$2,384,051	$2,614,819
Paid-in-kind interest income	372,804	418,098
Bank interest income	-	1
Total revenue	2,756,855	3,032,918

Expenses:
Provision for loan losses	5,570,000	-
Bond interest expense	3,354,103	2,659,698
Management fees	645,912	516,985
Organization fees	-	350,860
Management disposition fees	74,712	164,030
General and administrative	52,179	60,181
Total expenses	9,696,906	3,751,754

Other income (expense)
Realized gain or (loss) on extinguished debt	2,400	-
Total other income (expense)	2,400	-

Net income (loss)	$(6,937,651)	$(718,836)

10

Red Oak Capital Fund V, LLC
Statements of Changes in Member's Capital
(Unaudited)
Managing Member

Member's deficit, January 1, 2022	$(2,458,888)

Net income (loss)	(718,836)

Member's deficit, June 30, 2022	$(3,177,724)

Member's deficit, January 1, 2023	$(4,552,559)

Net income (loss)	(6,937,651)

Member's deficit, June 30, 2023	$(11,490,210)

11

Red Oak Capital Fund V, LLC
Statements of Cash Flows
(Unaudited)	For the Six Months Ending June 30
	2023	2022

Cash flows from operating activities:
Net income (loss)	$(6,937,651)	$(718,836)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(416,498)	(342,049)
Amortization of debt issuance costs	576,062	442,010
Provision for loan losses	5,570,000	-
Change in other operating assets and liabilities:
Net change in accrued paid-in-kind interest	(372,804)	(125,321)
Net change in loan interest receivable	(528,470)	197,547
Net change in due from other	11,500	-
Net change in due from related parties	(334,994)	1,525,937
Net change in bond interest payable	(2,245)	349,289
Net change in prepaid bond interest	-	4,005
Net change in due to managing member	(102,288)	(15,539)
Net change in bond proceeds received in advance	-	130,000
Net change in other current liabilities	(157,708)	-
Net change in loan interest payable	-	12,500

Net cash provided by (used in) operating activities	(2,695,096)	1,459,543

Cash flows from investing activities:
Mortgage notes issued	(7,277,500)	(14,210,000)
Mortgage notes repaid	7,471,212	17,403,000
Loan participations	2,800,000	-
Loan interest reserves	65,781	(838,901)
Loan construction reserve additions	358,851	1,417,710
Loan construction reserve drawdowns	(2,056,206)	(2,342,809)

Net cash provided by (used in) investing activities	1,362,138	1,429,000

Cash flows from financing activities:
Proceeds from Series B Bonds	-	15,973,000
Proceeds from Series B R-Bonds	-	1,570,000
Payment of debt issuance costs	-	(1,470,783)
Redemptions of Series A Bonds	(120,000)	(270,000)

Net cash provided by (used in) financing activities	(120,000)	15,802,217

Net change in cash and cash equivalents	(1,452,958)	18,690,760

Cash and cash equivalents, beginning of period	16,646,241	14,792,433

Cash and cash equivalents, end of period	$15,193,283	$33,483,193

Supplemental disclosure of cash flow information:
Interest paid	$2,780,286	$1,868,399

12

Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

1. Organization

Red Oak Capital Fund V, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on March 23, 2020 and commenced operations on September 23, 2020. The Company raised a maximum of $75 million of Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including the Ukraine Conflict, inflation, and the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

13

Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivables are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivables are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses increased $5,570,000 during the period ended June 30, 2023 and had no change for the period ended June 30, 2022.

14

Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Revenue Recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loan was in nonaccrual status at June 30, 2023 and no loans were in nonaccrual status at December 31, 2022.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $416,498 and $342,049 for the periods ending June 30, 2023 and June 30, 2022, respectively, which is included in interest income in the accompanying statement of operations. Additional loan fees of $35,260 and $656,120 are included in interest income for the periods ending June 30, 2023 and June 30, 2022, respectively. The Company had gross mortgage loans receivable of $52.86 and $55.63 million, presented net of $0.26 and $0.46 million of unamortized deferred loan origination income and $5.57 million and $0 of loan loss reserves at June 30, 2023 and December 31, 2022, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023 and December 31, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

3. Mortgage loans receivable

Mortgage loans receivable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	6/30/2023	12/31/2022
Mortgage loans receivable	$52,858,000	$55,629,212
Deferred origination fees	(264,220)	(458,218)
Loan loss reserve	(5,570,000)	-
Mortgage loans receivable, held for investment, net	$47,023,780	$55,170,994

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3. Mortgage loans receivable (continued)

As of June 30, 2023 and December 31, 2022, the Company held approximately $47.02 and $55.17 million of mortgage loans receivable, net, respectively. At June 30, 2023, this consisted of seven mortgage loans with an interest rate weighted average of 9.46% and additional paid-in-kind interest rate weighted average of 2.12%, with a maturities ranging from March 31, 2023 to November 8, 2024. The notes carry an original maturity of twelve to eighteen months with two optional six-month extensions. At December 31, 2022, this consisted of six mortgage loans with an interest rate weighted average of 8.28% and additional paid-in-kind interest rate weighted average of 1.74%, with a maturities ranging from March 31, 2023 to November 8, 2024. The notes carry an original maturity of twelve to eighteen months with two optional six-month extensions. The Company earned and accrued $2,384,051 and $2,614,819 of mortgage loan interest income and $372,804 and $418,098 of paid-in-kind interest income during the periods ending June 30, 2023 and June 30, 2022, respectively.

In accordance with the Company’s mortgage loan receivable agreement, the borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2023 and December 31, 2022, the loan interest reserve account, including prepaid interest, contained approximately $2.04 and $1.98 million, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2023 and December 31, 2022, the loan construction reserve account contained approximately $2.99 and $4.69 million, respectively.

On August 24, 2022, mortgage note borrowers KCSL, LLC and 3592 Procyon, LLC modified off their note holding an original principal balance of $9,000,000 and maturing July 31, 2022. The new note held a principal balance of $8,700,000, and matured on August 31, 2023. The underlying commercial property is an industrial building located in the state of Nevada. The borrower made partial principal payments of $1.23 and $3.92 million on December 2, 2022 and January 19, 2023, respectively. The borrower made a final principal payment of $3.56 million on February 28, 2023.

On October 7, 2022, the borrower 11 Waterview Blvd, LLC was placed in default. The interest rate increased from 10.50% to the default rate 14.50%. The loan was placed in non-accrual status as of March 9, 2023. The underlying commercial property is a commercial office building located in the state of New Jersey.

On January 31, 2023, the Company provided a $6,000,000 senior secured mortgage loan to Princeton Development, LLC, a California limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on January 31, 2024. The underlying properties are two parcels located in Moorpark, CA.

On January 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 50% of a $6,000,000 senior secured loan to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $3,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3. Mortgage loans receivable (continued)

On March 16, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 21.69% of a $8,300,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $1,800,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

On June 23, 2023, the borrower 5320 8th Street NW, LLC was placed in default. The interest rate increased from 10.75% to the default rate 15.75%. The underlying commercial property is an apartment building located in the District of Columbia. The loan has since paid off. See Subsequent Events.

On June 29, 2023, the Company provided a $4,500,000 senior secured mortgage loan to Chicago 3850 LLC, an Illinois limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on June 30, 2024. The underlying commercial property is an industrial building located in the state of Illinois.

On June 30, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 12% of a $8,300,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $1,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of the gross principal outstanding. For the periods ending June 30, 2023 and June 30, 2022, $645,912 and $516,985 of management fees have been earned and paid to the Managing Member, respectively. Zero management fees were held as payable to the Managing Member as of June 30, 2023 and December 31, 2022.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. For the periods ending June 30, 2023 and June 30, 2022, $0 and $350,860 of organization fees have been incurred, respectively. As of June 30, 2023 and December 31, 2022, zero organization fees are payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. For the periods ending June 30, 2023 and June 30, 2022, $74,712 and $164,030 of disposition fees have been earned. As of June 30, 2023 and December 31, 2022, $0 and $102,288 of disposition fees were held as payable to the Managing Member.

As discussed in Note 3, the Company sold interests in the YP Trillium LLC loan to related parties.

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

5. Member’s equity

During the periods ending June 30, 2023 and June 30, 2022, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

6. Bonds payable

During the period ending June 30, 2023, the Company issued $0 of Series A, Series A R, Series B, and Series B R-Bonds. During the period ending June 30, 2022, the Company issued approximately $15.97 and $1.57 million of Series B and Series B R-Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2023 and December 31, 2022, there have been approximately $6.38 and $6.38 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2023 and June 30, 2022, $576,062 and $442,010 was amortized to bond interest expense, respectively. As of June 30, 2023 and December 31, 2022, there were $1,262,000 and $1,142,000 of Series A Bonds redeemed.

Bonds payable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	06/30/2023	12/31/2022
Series A Bonds payable	$36,219,000	$36,339,000
Series A R-Bonds payable	2,642,000	2,642,000
Series B Bonds payable	32,255,000	32,255,000
Series B R-Bonds payable	2,595,000	2,595,000
Debt issuance costs	(4,300,733)	(4,876,795)
Total bonds payable, net	$69,410,267	$68,954,205

The Company will execute quarterly interest payments to the Series A Bondholders, Series A R-Bondholders, Series B Bondholders, and Series B R-Bondholders at a rate of 7.50%, 8.00%, 7.50%, and 8.00% per annum, respectively. For the periods ending June 30, 2023 and June 30, 2022, the Company has recorded $3,354,103 and $2,659,698 of bond interest expense paid to Bondholders, respectively. Additionally, certain bondholders prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through their bond closing date. This prepayment entitles these bondholders to a full quarterly interest payment. At June 30, 2023 and December 31, 2022, zero bond interest was prepaid by bondholders.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 23, 2020. As of September 23, 2021, the account was no longer required, and no further proceeds were placed into the account. During 2021, all proceeds in the account was used for bond service obligations.

The maturity date of Series A Bonds and Series A R-bonds will be December 31, 2026 and the maturity date of Series B Bonds and Series B R-Bonds will be December 31, 2027. Upon the maturity of the Bonds, the bondholders will receive a Contingent Interest Payment equal to 20% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

6. Bonds payable (continued)

The Series A Bonds and Series A R-Bonds will be redeemable beginning January 1, 2024. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024 for Series A and Series A R-Bonds and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Series B Bonds and Series B R-Bonds will be redeemable beginning January 1, 2025. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2025 for Series B and Series B R-Bonds and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2027.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years unless redeemed upon maturity at the Company or the bondholders’ election.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	-
2026	38,861,000
2027	34,850,000
Total bonds payable	$73,711,000

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Red Oak Capital Fund V, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

On July 5, 2023, mortgage note borrower 5320 8th Street NW, LLC paid off the note with a total remaining principal balance of $8,550,000. The note originally matured on August 31, 2023 and had an interest rate of 10.75%. The Company received $8,252,866 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On July 24, 2023, in accordance with the offering circular, the Company executed a bond interest payment for $1,388,623 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

The financial statements were approved by management and available for issuance on September 27, 2023. Subsequent events have been evaluated through this date.

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PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte of North Carolina on September 27, 2023

RED OAK CAPITAL FUND V, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC, a Delaware limited liability company
Its:	Manager

By:	/s/Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager (Principal Executive Officer)

By:	/s/Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)

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